Exhibit 99.1

NEWS RELEASE

Calgary, Alberta, Canada – July 26, 2007
(Canadian dollars unless stated otherwise)

PRECISION DRILLING TRUST REPORTS 2007 SECOND QUARTER EARNINGS

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full discussion of the forward-looking information and statements and the risks to which they are subject, see the "Forward-Looking Information and Statements Advisory" on page 8.

Precision Drilling Trust ("Precision" or the "Trust") today announced net earnings for the second quarter of 2007 were $26 million, or $0.20 per diluted unit, representing a decrease of 71% compared to $88 million, or $0.70 per diluted unit, in the second quarter of 2006.

Revenue in the quarter was 45% lower than the prior year at $122 million with revenue in the Contract Drilling Services segment decreasing 50% and the Completion and Production Services segment decreasing 36%.

During the second quarter, Precision experienced some of its lowest activity and equipment utilization levels in a decade as poor weather and continued uncertainty over the economics of natural gas drilling in western Canada led customers to limit spending.

Financial Highlights

	Three months ended June 30,			Six months ended June 30,
(Stated in thousands of Canadian dollars, except per unit amounts)	2007	2006	% Change	2007	2006	% Change

Revenue	$122,005	$223,569	(45)	$532,547	$759,977	(30)
Operating earnings(1)	27,074	74,543	(64)	205,253	320,452	(36)
Net earnings	25,722	88,303	(71)	183,789	312,486	(41)
Cash provided by operations	229,073	339,619	(33)	385,371	380,559	1
Net capital spending	50,710	48,107	5	105,284	88,974	18
Distributions declared	56,591	111,681	(49)	128,273	213,304	(40)
Per unit information:
Net earnings	0.20	0.70	(71)	1.46	2.49	(41)
Distributions declared	$0.45	$0.89	(49)	$1.02	$1.70	(40)

 (1) Operating earnings is not a recognized measure under Canadian generally accepted accounting principles (“GAAP”). Management believes that in addition to net earnings, operating earnings is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that operating earnings should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of Precision’s performance. Precision’s method of calculating operating earnings may differ from other entities and, accordingly, operating earnings may not be comparable to measures used by other entities.

The decrease in second quarter revenue and net earnings was attributable to a reduction in demand for Precision's services in western Canada as seasonal second quarter weakness was exacerbated by record precipitation in many areas, below normal rig demand exiting the first quarter and uncertainty over the economics of natural gas drilling in western Canada. The seasonal and market weakness in Canada was partially offset by Precision's strategic entry into the United States land drilling market a year ago as the five-rig drilling operation generated 9% of revenue and 17% of operating earnings in the just completed quarter. In the second quarter of 2006, Precision realized a lower income tax expense when the federal and provincial governments in Canada substantively enacted tax rate reductions that resulted in Precision recording a $21 million reduction in future tax balances compared with a $2 million recovery recorded in the second quarter of 2007, a difference of $0.15 per diluted unit.

For the six months ended June 30, 2007, Precision's net earnings were $184 million compared to $312 million in the same period of 2006 representing a decrease of 41% or $1.03 per diluted unit. The first half of 2007 was marked by declining demand for oilfield services in western Canada as a number of Precision's customers curtailed or delayed natural gas drilling programs. In the second quarter, Precision marked the first anniversary of its U.S. drilling operations. This staged expansion into strategic U.S. basins helped to diversify Precision's earnings base. Substantively enacted tax rate reductions in Canada have lowered Precision's income tax expense and the year-over-year differential accounted for 15% of the net earnings decline, or $0.15 per diluted unit.

Precision's customer pricing in Canada declined for drilling rig operations and held for service rigs during the quarter while overall equipment utilization declined significantly from the same period in the prior year. Precision realized an average day rate decline of 9% in the quarter for its drilling rigs compared to prior year levels. In general, spot pricing was considerably weaker in the second quarter of 2007 while average day rates were bolstered by long-term contract rates and market pricing for Precision's Super Single™ rigs. Pricing for Precision's service rig fleet generated a second quarter year-over-year increase of 3%.

During the second quarter, Henry Hub natural gas spot prices averaged US$7.51 per MMBtu and closed at US$6.36 compared to an average of US$6.51 per MMBtu in the second quarter of 2006. West Texas Intermediate crude oil averaged US$64.99 per barrel during the quarter compared to US$70.48 per barrel in the same period in 2006.

Natural gas makes up about 70% of the total drilling in western Canada. The one-year forward price for North American natural gas traded within a range of about $7.00 to $9.00 on Canadian and U.S. exchanges during the second quarter of 2007, compared to about $8.00 to $10.00 in the second quarter of 2006.

Outlook

Over the past 12 months Precision moved to diversify its earnings base outside Canada through its new drilling rig construction program and rig deployments to regions in the United States with growing natural gas production opportunities. With six rigs currently active and five new-builds expected to be commissioned during the second half of the year, Precision expects to exit 2007 with at least 4% of its fleet operating under long-term customer arrangements in the United States.

While this is an emerging North American strategy, the outlook for Precision over the second half of fiscal 2007 will continue to be heavily dependant on its dominant market presence in the oilfield service sector in western Canada. The recent build of underground natural gas storage levels and record industry equipment capacity are expected to keep equipment utilization levels at seasonally adjusted low levels with continued price competition.

Natural gas prices weakened during the second quarter of 2007, a trend strikingly familiar to last year, compounded by increases in North American natural gas supply from liquefied natural gas imports and strong onshore drilling activity in the United States. This has muted the impact of lower Canadian natural gas drilling activity and the resulting production decrease which would have helped to restore more normal underground gas storage levels. The first half of the year appears to have set the stage for continued lower year-over-year Canadian activity levels during 2007.

Oil related demand for drilling rigs remains firm but these opportunities, including the oil sands in northern Alberta, are not sufficient to employ excess industry rig capacity in Canada.

While these conditions cast a negative outlook extending into 2008, Precision remains committed to underlying fundamentals for natural gas and North American drilling and well servicing opportunities. Precision expects the cyclical fundamentals within the oil and gas industry to eventually restore balance to North American gas storage levels and stimulate Canadian drilling demand. These fundamentals include factors such as lower initial well production, steep first-year production decline rates, lower service company pricing and rising natural gas consumption from North American economic growth. The inherent benefits of natural gas in terms of environmental emissions and cost saving opportunities away from oil also stand to help restore and sustain higher natural gas prices.

Capital Expenditure Initiatives

Precision has allocated an estimated $275 million to capital spending on property, plant and equipment in 2007, including $90 million for productive capacity maintenance of existing assets and $185 million for expansionary initiatives. Expansion capital continues to be directed primarily at constructing new drilling rigs supported by long-term customer arrangements.

Capital expenditures for the purchase of property, plant and equipment were $53 million in the second quarter, a decrease of $8 million over the same period in 2006. Capital expenditures for the six months ended June 30, 2007 were $109 million, a decrease of $2 million over the same period in 2006 and included $83 million on expansionary capital initiatives and $26 million on the productive capacity maintenance of existing assets.

In the second quarter, Precision:

•	commissioned one new Super Single™ drilling rig in the United States and one new slant/vertical service rig to its fleet in Canada;

•	completed the first of five new AC drive Super Single™ rigs for a customer in Texas; and

•	reassigned two new rig builds, originally under contract in Canada, to U.S. customers.

Precision currently has six drilling rigs in the U.S. with another five contracted Super Single™ rigs at various stages of construction. Once the current rig builds are complete, Precision expects to operate a fleet of 11 rigs in the United States - seven in Texas and four in Colorado.

Precision is also in the process of constructing an Employee Centre in Nisku, Alberta, to support personnel, safety and training initiatives and enhance employee retention.  A drilling rig was decommissioned from active service in July and will be redeployed to the new Employee Centre to facilitate employee orientation and on-going training.

Financial Position

Precision's liquidity and solvency position remained strong during the quarter as working capital exceeded long-term debt by $26 million as at June 30, 2007, consistent with December 31, 2006. The financial position has remained strong despite a decrease in activity as a significant percentage of operating costs are variable in nature and the Trust has curtailed discretionary spending and distributions.

The quarter was further highlighted by the following financial developments:

•	The Trust declared monthly cash distributions of $0.19 per unit in April and $0.13 per unit in May and June for aggregate declared distributions of $57 million, or $0.45 per unit.

•	Long-term debt decreased by $96 million during the quarter to $52 million for a long-term debt to long-term debt plus equity ratio of 0.04.

•	Working capital decreased by $166 million during the quarter to $78 million for a working capital ratio of 1.8.

Results of Operations
Poor spring weather limited activity in many areas of western Canada but the greater issue was the reluctance of producers to initiate drilling programs. Demand for drilling in Canada remained soft in contrast to high activity levels in the United States land drilling markets.

For Precision, weakness in the Canadian contract drilling sector in the quarter was partially offset by more sustained well servicing activities for oil workovers given high oil prices and more activity in the U.S. contract drilling division, where Precision operated five rigs at 98% utilization.

Some Canadian customer cash flows and net backs have been challenged by field cost escalations, low new natural gas well production rates, softening natural gas prices, a weakening U.S. dollar versus major currencies including Canada, gas transportation cost differentials to U.S. markets and tightening cash availability in capital and debt markets. Licensing for new gas wells in western Canada was 45% lower during the first six months of 2007 than the same period of 2006.

The increased number of rigs in the industry has magnified the decline in utilization levels from recent years. At the end of the quarter there were 887 drilling rigs registered with the Canadian Association of Oilwell Drilling Contractors ("CAODC"), an increase of 57% over the industry rig fleet in 1999. The trend to lower year-over-year drilling levels in western Canada continued in the quarter and led to the lowest rig utilization rates in nearly a decade.

Precision's operations are reported in two segments. The Contract Drilling Services segment includes the contract drilling rig, camp and catering, oilfield supply, and manufacturing divisions. The Completion and Production Services segment includes the service rig, snubbing, rental and wastewater treatment divisions. The following table contains financial and operating statistics for Precision's drilling and service rigs.

Three Months ended June 30,	2007	2006	% Change
Contract Drilling Services segment (Canadian fleet):
Number of drilling rigs (end of period)	242	234	3
Drilling operating days (excludes move days)	3,175	6,900	(54)
Drilling revenue per operating day (includes move revenue)	$18,656	$20,466	(9)
Drilling rig operating day utilization	14%	33%
Completion and Production services Segment:
Number of service rigs (end of period)	238	237	-
Service rig operating hours	52,680	81,026	(35)
Service revenue per operating hour	$681	$658	3
Service rig operating hour utilization	24%	38%

During the second quarter of 2007, 69% of industry well completions in western Canada targeted natural gas while 31% targeted oil, which is in line with the five-year historical average. The number of well permits issued in the second quarter in Alberta, British Columbia and Saskatchewan fell 43% from the second quarter of 2006 to 3,479.

In Canada, Precision estimates that industry drilling rig operating days decreased by 47% in the second quarter of 2007 to 13,343 from 25,175 in the same period in 2006. Industry wells drilled, on a rig release basis, decreased by approximately 46% to 1,677. The industry drilling rig count increased by 12% to approximately 887 compared to the second quarter of 2006.

Precision's drilling rig operating days during the second quarter of 2007 were 3,175 compared with 6,900 in 2006, a decrease of 54%. The average operating days per well increased by 8% to 7.7 days for the second quarter of 2007 compared to 7.1 days in 2006. The camp and catering division experienced an activity decrease of 74% over the prior year quarter due to the decline in oilfield activity and the increased availability of hotel accommodations.

Precision's service rig operating hours during the second quarter of 2007 were 52,680 compared to 81,026 in 2006, a decrease of 35%. Lower activity in natural gas well service work was partially offset by additional workover activity in oil related areas. Demand for rental equipment followed downward industry trends and was 37% lower than last year. Quarterly activity for the snubbing division was down 77% over the prior year as a result of lower customer demand.

Overall, operating expenses increased from 55% of revenue in the second quarter of 2006 to 59% in 2007. Operating expenses were only 4% higher as a percentage of revenue due to low fixed operating cost components, moderately lower customer pricing and lower year-over-year scheduled rig maintenance repairs.

General and administrative expense for the second quarter was $10 million, a decrease of $6 million from the same period in 2006 due primarily to a recovery of long-term incentive compensation accruals.

Depreciation and amortization expense in the second quarter of 2007 was $12 million compared with $11 million in the same period of 2006. The increase was primarily due to a higher capital asset base and lower gains on asset disposals offset by lower equipment utilization.

Net interest expense in the second quarter of 2007 was $2 million and in line with the net interest expense in the prior year.

The Trust's effective income tax rate on second quarter earnings before income taxes was 8% before enacted tax rate reductions. Compared to a corporate tax rate, the low effective income tax rate is primarily the result of the income trust structure shifting all or a portion of the income tax burden of the Trust to its unitholders.

Distribution Policy of the Trust
Upon Precision's conversion to an income trust effective November 7, 2005, the Trust adopted a policy of making monthly distributions to holders of Trust units and holders of exchangeable LP units. Precision has a legal entity structure whereby the trust entity, Precision Drilling Trust, effectively must flow its taxable income to unitholders pursuant to its Declaration of Trust. Distributions may be declared in cash or in-kind and reduced, increased or suspended entirely depending on the operations of Precision, the performance of its assets, or legislative changes in tax laws by governments in Canada.

In June, 2007, the government of Canada’s Bill C-52 Budget Implementation Act, 2007 (“Bill C-52”) was enacted and includes legislative provisions that impose a tax on certain distributions from publicly traded specified income flow-through (“SIFT”) trusts at a rate equal to the applicable federal corporate tax rate plus a provincial SIFT tax factor (31.5% in 2011). The SIFT tax measures were initially announced on October 31, 2006.  Precision will be a SIFT trust on the earlier of January 1, 2011 or the first day after it exceeds the normal growth guidelines announced by the Canadian federal Department of Finance on December 15, 2006. Due to Precision’s legal entity structure, the enacted SIFT tax measures have no impact on Precision’s future tax liability provision. Bill C-52 included a federal corporate income tax rate reduction of 0.5%, effective after 2010, which resulted in a $2 million future tax reduction in the current quarter.

For the quarter ended June 30, 2007 cash provided by operations was $229 million, a decrease of $111 million over the 2006 second quarter. The decrease was attributable to the difference in the change in non-cash working capital balances of $65 million and lower year-over-year net earnings. The realization of working capital this quarter was less due to lower activity, an early winter shutdown and the corresponding reduction in first quarter trade accounts receivable collected in the second quarter of 2007 as compared to 2006.

For the quarter, property plant and equipment additions of $9 million to sustain the productive capacity of Precision's equipment and infrastructure were $16 million lower than in the second quarter of 2006.

The Canadian drilling industry is subject to seasonality with activity and earnings peaking during the winter months in the fourth and first quarters. As temperatures rise in the spring, the ground thaws and becomes unstable. Government road bans can restrict activity at any time but are typical for spring break-up during the second quarter before equipment is able to move for summer drilling programs.

As a result, in combination with economic cycles, Precision's operating and financial results can vary significantly by quarter. Working capital is typically at its highest level following the first quarter when accounts receivable increases from winter activity and tends to be at its lowest during the second quarter. The change in the non-cash working capital balance has a direct impact on cash provided by operations.

Forward-Looking Information and Statements Advisory

Certain statements contained in this news release, including statements related to Precision’s outlook, estimated capital expenditures, expansion in the United States, projected growth of the Completion and Production Services and the Contract Drilling Services segments and statements that contain words such as “could”, “should”, “can” ,“anticipate”, “expect”, “believe”, “will”, “may” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

These statements include, but are not limited to, statements as to seasonal and weather conditions affecting the Canadian oil and natural gas industry and the demand for Precision’s services. These statements are based on certain assumptions and analysis made by the Trust in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Trust’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Trust’s expectations.

Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the effects of weather conditions on operations and facilities; the existence of competitive operating risks inherent in well servicing, contract drilling and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel or management; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Trust will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Trust or its business or operations.  Except as may be required by law, the Trust assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

PRECISION DRILLING TRUST
CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT
(UNAUDITED)

	Three months ended June 30,		Six months ended June 30,

(Stated in thousands of Canadian dollars, except per unit amounts)	2007	2006	2007	2006

Revenue	$122,005	$223,569	$532,547	$759,977

Expenses:
Operating	71,906	122,011	266,062	364,664
General and administrative	10,274	15,908	24,829	38,799
Depreciation and amortization	12,026	11,290	35,510	36,190
Foreign exchange	725	(183)	893	(128)
	94,931	149,026	327,294	439,525

Operating earnings	27,074	74,543	205,253	320,452

Interest:
Long-term debt	1,649	1,725	4,179	4,636
Other	31	18	58	26
Income	(77)	(66)	(195)	(208)
Gain on disposal of investments	-	(408)	-	(408)
Earnings before income taxes	25,471	73,274	201,211	316,406
Income taxes:
Current	(3,967)	5,870	(3,647)	24,234
Future (reduction)	3,716	(20,899)	21,069	(20,314)
	(251)	(15,029)	17,422	3,920
Net earnings	25,722	88,303	183,789	312,486

Deficit, beginning of period	(108,834)	(180,724)	(195,219)	(303,284)
Distributions declared	(56,591)	(111,681)	(128,273)	(213,304)

Deficit, end of period	$(139,703)	$(204,102)	$(139,703)	$(204,102)
Earnings per unit:
Basic and diluted	$0.20	$0.70	$1.46	$2.49

Units outstanding (000s)	125,758	125,507	125,758	125,507
Weighted average and diluted units outstanding (000s)	125,758	125,474	125,758	125,467

PRECISION DRILLING TRUST
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

(Stated in thousands of Canadian dollars)	June 30, 2007	December 31, 2006

Assets
Current assets:
Accounts receivable	$150,547	$354,671
Income tax recoverable	12,335	8,701
Inventory	8,545	9,073
	171,427	372,445
Property, plant and equipment, net of accumulated depreciation	1,177,436	1,107,617
Intangibles, net of accumulated amortization	330	375
Goodwill	280,749	280,749
	$1,629,942	$1,761,186

Liabilities and Unitholders’ Equity
Current liabilities:
Bank indebtedness	$6,653	$36,774
Accounts payable and accrued liabilities	70,696	130,202
Distributions payable	16,349	38,985
	93,698	205,961
Long-term incentive plan payable	16,071	22,699
Long-term debt	51,937	140,880
Future income taxes	195,645	174,571
	357,351	544,111

Unitholders’ equity:
Unitholders’ capital	1,412,294	1,412,294
Deficit	(139,703)	(195,219)
	1,272,591	1,217,075
	$1,629,942	$1,761,186

Units outstanding (000s)	125,758	125,758

PRECISION DRILLING TRUST
CONSOLIDATED STATEMENTS OF CASH FLOW
(UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars)	2007	2006	2007	2006

Cash provided by (used in):
Operations:
Net earnings	$25,722	$88,303	$183,789	$312,486
Adjustments and other Items not involving cash:
Long-term incentive plan compensation	(4,167)	4,442	(6,628)	7,245
Depreciation and amortization	12,026	11,290	35,510	36,190
Future income taxes	3,716	(20,899)	21,069	(20,314)
Other	5	(406)	5	(406)
Changes in non-cash working capital balances	191,771	256,889	151,626	45,358
	229,073	339,619	385,371	380,559

Investments:
Purchase of property, plant and equipment	(52,840)	(61,287)	(108,542)	(110,318)
Proceeds on sale of property, plant and equipment	2,130	13,180	3,258	21,344
Proceeds on disposal of other assets	-	510	-	510
Changes in non-cash working capital balances	(471)	914	(10,114)	6,166
	(51,181)	(46,683)	(115,398)	(82,298)

Financing:
Distributions paid	(64,136)	(106,649)	(150,909)	(211,032)
Repayment of long-term debt	(95,753)	(179,605)	(95,753)	(179,605)
Increase in long-term debt	-	-	6,810	127,764
Issuance of trust units	-	1,691	-	1,691
Changes in non-cash working capital balances	-	-	-	(22,060)
Change in bank indebtedness	(18,003)	(8,373)	(30,121)	(15,019)

	(177,892)	(292,936)	(269,973)	(298,261)

Increase in cash and cash equivalents	-	-	-	-
Cash and cash equivalents, beginning of period	-	-	-	-

Cash and cash equivalents, end of period	$-	$-	$-	$-

PRECISION DRILLING TRUST
SEGMENT INFORMATION
(UNAUDITED)

Three months ended June 30, 2007 CDN $000s	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- segment Eliminations	Total

Revenue	$78,829	$44,978	-	$(1,802)	$122,005
Operating earnings	24,013	8,954	(5,893)	-	27,074
Depreciation and amortization	6,112	4,861	1,053	-	12,026
Total assets	1,150,676	447,310	31,956	-	1,629,942
Goodwill	172,440	108,309	-	-	280,749
Capital expenditures	45,670	7,001	169	-	52,840

Three months ended June 30, 2006 CDN $000s	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- segment Eliminations	Total

Revenue	$156,133	$70,291	-	$(2,855)	$223,569
Operating earnings	61,473	20,562	(7,492)	-	74,543
Depreciation and amortization	5,916	5,530	(156)	-	11,290
Total assets	1,066,278	459,797	47,908	-	1,573,983
Goodwill	172,440	94,387	-	-	266,827
Capital expenditures	47,653	11,937	1,697	-	61,287

Six months ended June 30, 2007 CDN $000s	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- segment Eliminations	Total

Revenue	$359,724	$178,184	-	(5,361)	$532,547
Operating earnings	156,748	60,769	(12,264)	-	205,253
Depreciation and amortization	18,722	14,844	1,944	-	35,510
Total assets	1,150,676	447,310	31,956	-	1,629,942
Goodwill	172,440	108,309	-	-	280,749
Capital expenditures	95,566	12,445	531	-	108,542

Six months ended June 30, 2006 CDN $000s	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- segment Eliminations	Total

Revenue	$540,295	$226,929	-	(7,247)	$759,977
Operating earnings	255,156	84,349	(19,053)	-	320,452
Depreciation and amortization	19,442	15,816	932	-	36,190
Total assets	1,066,278	459,797	47,908	-	1,573,983
Goodwill	172,440	94,387	-	-	266,827
Capital expenditures	89,438	18,909	1,971	-	110,318

CANADIAN DRILLING OPERATING STATISTICS

			Three months ended June 30,

	2007				2006
	Precision	Industry*	Market Share %	Precision	Industry*	Market Share %

Number of drilling rigs	242	878	28	234	784	30
Number of operating days (spud to release)	3,175	13,343	24	6,900	25,175	27
Wells drilled	411	1,677	25	973	3,094	31
Average days per well	7.7	8.0		7.1	8.1
Metres drilled (000s)	572	2,295	25	1,129	3,998	28
Average metres per day	180	172		164	159
Average metres per well	1,392	1,369		1,160	1,292
Rig utilization rate	14%	17%		33%	36%

			Six months ended June 30,

	2007				2006
	Precision	Industry*	Market Share %	Precision	Industry*	Market Share %

Number of drilling rigs	242	878	28	234	784	30
Number of operating days (spud to release)	14,960	58,749	25	23,594	81,149	29
Wells drilled	2,139	7,638	28	3,275	10,523	31
Average days per well	7.0	7.7		7.2	7.7
Metres drilled (000s)	2,714	9,680	28	3,944	12,895	31
Average metres per day	181	165		167	159
Average metres per well	1,269	1,267		1,204	1,225
Rig utilization rate	34%	38%		56%	58%

* Excludes non-CAODC rigs and non-reporting CAODC members and has been compiled with estimates by Precision.

SECOND QUARTER 2007 EARNINGS CONFERENCE CALL AND WEBCAST

A conference call to review the second quarter results is scheduled for 12:00 noon MT on Thursday, July 26, 2007.

The conference call dial in number is 1-888-575-8232 or 416-406-6419.

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Relations”, then “Webcasts”. An archived recording of the conference call will be available approximately one hour after the completion of the call until August 2, 2007 by dialing 1-800-408-3053 or 416-695-5800, pass code 3228308#.

For further information please contact Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, AB T2P 3Y7; Telephone 403-716-4500; Fax 403-264-0251; website www.precisiondrilling.com